

07000886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47493

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARDINAL INVESTMENTS, INC.
1600 NORTH BELT WEST
BELLEVILLE, IL 62226

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 NORTH BELT WEST
(No. and Street)

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

BELLEVILLE (City) IL (State) 62226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY HEET 618-277-1005
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.
(Name — *if individual, state last, first, middle name*)

4010 NORTH ILLINOIS STREET, STE. 3 (Address) BELLEVILLE (City) IL (State) 62226 (Zip Code)



CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY HEET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARDINAL INVESTMENTS, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer except as follows:

____

____

____

Signature

President

Title

Notary Public


OFFICIAL SEAL
MARILYN M. ROSSI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES OCTOBER 14, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARDINAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
FOR THE YEAR ENDED
December 31, 2006

TABLE OF CONTENTS

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.
4010 NORTH ILLINOIS STREET
SUITE 3
BELLEVILLE, ILLINOIS 62226
618-233-8515
314-436-8988
FAX 618-233-4074

JAMES F. VOELLINGER, CPA *
JOHN CRAIG SIMPSON, CPA *
SHAWN R. DOLAN, CPA * ††
LYNNE A. HUSMANN, CPA * ††
CAROL I. JOHNSON, CFP, CFS †
LAURA E. YOUNGS, CFP

MISSOURI OFFICE
231 South Bemiston
Suite 800
Clayton, Missouri 63105

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders of
Cardinal Investments, Inc.
Belleville, Illinois

We have audited the accompanying statement of financial condition of Cardinal Investments, Inc. as of December 31, 2006, and the related statements of income and changes in stockholders' equity, cash flows and computation of net capital for the year then ended. These financial statements are the responsibility of the Cardinal Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Investments, Inc., as of December 31, 2006, and the results of its operations and its cash flows and computation of net capital for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting information included in the report shown on page 10 is presented for the purposes of additional analysis and is not a required part of the basic financial statements of Cardinal Investments, Inc.

* MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • ILLINOIS CPA SOCIETY
†† MISSOURI SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
† NATIONAL ASSOCIATION OF PERSONAL FINANCIAL ADVISORS • INSTITUTE OF CERTIFIED FINANCIAL PLANNERS
A REGISTERED INVESTMENT ADVISORY FIRM

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Voellinger, Simpson, Dolan & Associates, P.C.

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.

February 20, 2007

CARDINAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash	$ 37,567
Deposits with clearing organizations	35,000
Commissions receivable	36,367
Due from officer	15,950
Furniture and equipment, at cost, less accumulated depreciation of $63,115	2,938
	$ 127,822

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	18,709
Taxes payable	635
	19,344
Stockholders' Equity	
Common stock, 800 shares issued and outstanding	800
Additional paid-in capital	34,715
Retained earnings	72,963
	108,478
	$ 127,822

See accompanying notes and auditors' report.

CARDINAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2006

	Capital Stock Common		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance - Beginning of Year	800	$ 800	$ 34,715	$ 71,872	$ 107,387
Net Income	-	-	-	1,091	1,091
Balance - End of Year	800	$ 800	$ 34,715	$ 72,963	$ 108,478

See accompanying notes and auditors' report.

CARDINAL INVESTMENTS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2006

REVENUES	
Commissions and management fees	$ 354,669
Investment income	450
	355,119
EXPENSES	
Commissions	154,007
Wages	121,450
Payroll taxes	12,701
Clearing fees	22,470
Office	9,928
Subscriptions	1,889
Promotion	3,509
Telephone	4,014
Postage	678
Utilities	3,072
Rent	3,800
Depreciation	1,993
Administration	1,075
Registrations and fees	7,243
Insurance	5,564
	353,393
NET INCOME BEFORE TAXES	1,726
Federal and state income taxes	635
NET INCOME	$ 1,091

See accompanying notes and auditors' report.

CARDINAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 1,091
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$ 1,993	
(Increase) decrease in operating assets		
Receivables	(6,606)	
Increase (decrease) in operating liabilities		
Accounts payable	(892)	
Commissions payable	1,833	
Taxes payable	416	
Total adjustments		(3,256)
Net cash used by operating activities		(2,165)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
Decrease in cash		(2,165)
Cash at beginning of the year		39,732
Cash at end of the year		$ 37,567
Supplemental Disclosures		
Taxes paid		$ 219

See accompanying notes and auditors' report.

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange (SEC) and is a member of the National Association of Securities Dealers, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Cardinal Investments, Inc. (the Company) is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Investment banking management fees are recorded on offering date, sales concessions on settlement date. Investment advisory fees are recognized on a cash basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

2. SIGNIFICANT ACCOUNTING POLICIES - Concluded

Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consists of taxes currently due.

Depreciation

Property and equipment are carried at cost, less accumulated depreciation computed using the methods as allowed under the tax laws in existence at the time the asset is placed in service.

Statement of Cash Flows

For purposes of Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

4. RELATED PARTY TRANSACTIONS

The Company's office building is rented from a corporation that is owned by the Company's shareholders. Rental payments totaled $3,800.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $84,790, which was $79,790 in excess of its required net capital of $5,000.

6. OTHER

The Company was incorporated on May 13, 1994. Operations were started in August, 1994 with a general securities operations beginning October 19, 1994.

CARDINAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

NET CAPITAL		
Total stockholders' equity		$ 108,478
Deductions and/or charges		
Furniture and equipment	$ 2,938	
Other assets	20,750	23,688
NET CAPITAL		$ 84,790

Minimum required capital	$ 5,000
Excess net capital	79,790
	$ 84,790

See auditors' report.

END

VOELLINGER, SIMPSON, DOLAN & ASSOCIATES, P.C.
4010 NORTH ILLINOIS STREET
SUITE 3
BELLEVILLE, ILLINOIS 62226
618-233-8515
314-436-8988
FAX 618-233-4074

JAMES F. VOELLINGER, CPA *
JOHN CRAIG SIMPSON, CPA *
SHAWN R. DOLAN, CPA * ††
LYNNE A. HUSMANN, CPA * ††
CAROL I. JOHNSON, CFP, CFS †
LAURA E. YOUNGS, CFP

MISSOURI OFFICE
231 South Bemiston
Suite 800
Clayton, Missouri 63105

February 20, 2007

Board of Directors
Cardinal Investments, Inc.

In planning and performing our audit of the financial statements of Cardinal Investments, Inc. (the "Company") for the year ended December 31, 2006, we considered its net capital requirements under rule 15 c3-3.

To comply with requirements of SEC Rule 17a-5(d)(4) the differences between the audited Computation of Net Capital and the broker-dealers corresponding Unaudited Part 11 of Part 111 a computation, no material differences existed at December 31, 2006.

The immaterial difference in capital was a result of year-end adjustments made as a part of our audit. The differences were due to an adjustment to depreciation expense $1,993 and income tax expense of $635.

Sincerely,



John Craig Simpson, C.P.A.
Voellinger, Simpson, Dolan & Associates, P.C.

JCS/sah

* MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • ILLINOIS CPA SOCIETY
†† MISSOURI SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
† NATIONAL ASSOCIATION OF PERSONAL FINANCIAL ADVISORS • INSTITUTE OF CERTIFIED FINANCIAL PLANNERS
A REGISTERED INVESTMENT ADVISORY FIRM